UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)*

Ready Capital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75574U 101

(CUSIP Number)

Kenneth Nick
Sutherland REIT Holdings, LP
1251 Avenue of the Americas, 50th Fl.
New York, New York 10020
(212) 257-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75574U 101

1	Name of Reporting Person Sutherland REIT Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,034,717 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,034,717 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,034,717 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.1% (1)

14	Type of Reporting Person PN

1 All percentages calculated herein are based on 172,554,524 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Ready Capital Corporation (the “Issuer” or “Parent”) as of February 27, 2024, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024.

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CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,043,586 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,043,586 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,043,586 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.1%

14	Type of Reporting Person OO

1 Consists of (a) 7,034,717 shares of Common Stock held by Sutherland REIT Holdings, LP since Waterfall Management, LLC, as general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares and (b) 8,869 shares of Common Stock held directly by Waterfall Management, LLC.

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CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,320,353 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,320,353 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,320,353 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.2%

14	Type of Reporting Person IA

1 Consists of (a) 285,636 shares of Common Stock held directly by Waterfall Asset Management, LLC and (b) 7,034,717 shares of Common Stock held by Sutherland REIT Holdings, LP, since Waterfall Asset Management, LLC, as investment adviser to Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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CUSIP No. 75574U 101

1	Name of Reporting Person Thomas Capasse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 309,925

	8	Shared Voting Power 7,329,222 shares of Common Stock (1)

	9	Sole Dispositive Power 309,925

	10	Shared Dispositive Power 7,329,222 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,639,147 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person IN

1 Consists of (a) 285,636 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Capasse, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 7,034,717 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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CUSIP No. 75574U 101

1	Name of Reporting Person Jack Ross

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 310,528 (1)

	8	Shared Voting Power 7,329,222 shares of Common Stock (2)

	9	Sole Dispositive Power 310,528 (1)

	10	Shared Dispositive Power 7,329,222 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,639,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person IN

1 Includes 155,264 shares of Common Stock owned through the Robin J. Ross 2009 Trust (the “Trust”). Mr. Ross does not serve as the trustee for the Trust and Mr. Ross’s wife is the trustee and sole beneficiary of the Trust. The trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust.

2 Consists of (a) 285,636 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Ross, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Ross, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 7,034,717 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Ross, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) supplements and amends the Schedule 13D filed on November 10, 2016 (the “Original Filing”), as amended by Amendment No. 1 filed on February 14, 2018, as further amended by Amendment No. 2 filed on August 14, 2018, as further amended by Amendment No. 3 filed on June 22, 2022, as further amended by Amendment No. 4 filed on July 13, 2022, and as further amended by Amendment No. 5 filed on February 28, 2023, by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. For purposes of this Amendment No. 6, “Reporting Persons” is defined collectively as Sutherland REIT Holdings, LP (“SRH”), Waterfall Management, LLC (the “GP”), Waterfall Asset Management, LLC (the “Manager”), Thomas Capasse and Jack Ross. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing, as amended.

Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	SRH beneficially owns 7,034,717 Shares, or approximately 4.1% of the outstanding Shares.

The GP (a) owns 8,869 Shares directly and (b) as general partner of SRH, may be deemed to beneficially own the 7,034,717 Shares held by SRH, totaling an aggregate of 7,043,586 Shares, or approximately 4.1% of the outstanding Shares.

The Manager (a) owns 285,636 Shares directly and (b) as investment adviser to SRH, may be deemed to beneficially own the 7,034,717 Shares held by SRH, totaling an aggregate of 7,320,353 Shares, or approximately 4.2% of the outstanding Shares.

Mr. Capasse (a) owns 309,925 Shares directly, (b) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 7,034,717 and 285,636 Shares held by SRH and the Manager, respectively, and (c) as a member of the GP, the general partner of SRH, may be deemed to beneficially own 8,869 Shares held directly by the GP, totaling an aggregate of 7,639,147 Shares, or approximately 4.4% of the outstanding Shares.

Mr. Ross (a) owns 155,264 Shares directly, (b) may be deemed to beneficially own 155,264 Shares owned through the Robin J. Ross 2009 Trust (the “Trust”), but Mr. Ross does not serve as the trustee for the Trust and his wife is the trustee and sole beneficiary of the Trust and the trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust, (c) as a member of the GP, the general partner of SRH, may be deemed to beneficially own 8,869 Shares held directly by the GP and (d) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 7,034,717 and 285,636 Shares held by SRH and the Manager, respectively, totaling an aggregate of 7,639,750 Shares, or approximately 4.4% of the outstanding Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

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Each of the Reporting Persons disclaims beneficial ownership of the Shares that such Reporting Person does not hold directly.

With respect to SRH, the GP, the Manager and Messrs. Capasse and Ross, ownership percentages are based on 172,554,524 outstanding Shares, as of February 27, 2024, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2024.

(b)	Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)

SRH received requests for redemption (the “SRH Redemptions”) from certain of its limited partners of its limited partnership units in SRH (“SRH Units”). These included SRH Redemptions in respect of (i) 1,981 SRH Units on March 13, 2024, (ii) 18,083 SRH Units on April 1, 2024, and (iii) 4,375,765 SRH Units on April 15, 2024. SRH satisfied each SRH Redemption request by exchanging each such number of SRH Units for an equal number of Shares.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	On April 15, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2024

SUTHERLAND REIT HOLDINGS, LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross